MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

June 29, 2017

BY EDGAR

Mr. Edward Bartz
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (MCN) (SEC File No. 811-21582) Form N-14 Registration Statement

Mr. Bartz:

On June 1, 2017, MCN filed its Registration Statement on Form N-14 and on June 29, 2017 filed its Pre-Effective Amendment No. 1 to such Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, MCN hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on Friday, June 30, 2017, or as soon as practicable thereafter.

Please notify us of such effectiveness by a telephone call to Kevin Thompson at (608) 216-9114, and confirm the effectiveness in writing.

If you have any questions or comments regarding this request or letter, please call the undersigned at 608-216-9114.

Respectfully submitted,

/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer